Filed by Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viacom Inc.

Commission File No. 001-32686

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

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AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

CORPORATE PARTICIPANTS

Anthony Joseph DiClemente CBS Corporation - EVP of IR

Christina Spade CBS Corporation - Executive VP & CFO

James Bombassei Viacom Inc. - SVP, IR & Treasurer

Joseph R. Ianniello CBS Corporation - President & Acting CEO

Robert Marc Bakish Viacom Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Alexia Skouras Quadrani JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Benjamin Daniel Swinburne Morgan Stanley, Research Division - MD

Jessica Jean Reif Ehrlich BofA Merrill Lynch, Research Division - MD in Equity Research

John Christopher Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

Marci Lynn Ryvicker Wolfe Research, LLC - MD of Equity Research

Michael Brian Nathanson MoffettNathanson LLC - Founding Partner & Senior Research Analyst

Michael C. Morris Guggenheim Securities, LLC, Research Division - MD and Senior Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the ViacomCBS conference call. Today’s call is being recorded. At this time, I would like to turn the call over to Senior Vice President of Investor Relations and Treasurer, Mr. Jim Bombassei. Please go ahead, sir.

James Bombassei Viacom Inc. - SVP, IR & Treasurer

Good afternoon, everyone. Thank you for taking the time to join us to discuss the joint announcement by CBS and Viacom with definitive agreement to combine in an all-stock merger. I’m joined today by Bob Bakish, President and CEO of Viacom; Joe Ianniello, President and Acting CEO of CBS Corporation; Chris Spade, EVP and CFO of CBS; and Anthony DiClemente, EVP of CBS Investor Relations.

This morning, CBS and Viacom issued a joint press release announcing the merger agreement, and that press release is available on CBS and Viacom’s respective websites. A slide presentation with detail on the merger is also available on each company’s website. We will begin today with remarks from Bob, Joe and Chris, after which we will open the call up for your questions.

These remarks do not constitute an offer to buy or sell or the solicitation of any offer to buy or sell any securities or solicitation of any vote or approval. In connection with the proposed merger, the companies intend to file a registration statement on Form S-4 containing a joint consent solicitation statement and prospectus with the SEC, which you should read when it becomes available because it will contain important information. Both companies and their respective directors and executive officers may be deemed participants in the solicitation of consent in respect to the proposed transaction. Information about each company’s directors and executive officers is set forth in the respective 10-Ks filed with the SEC. You may obtain additional information regarding the interest of such participants by reading the proxy statement prospectus regarding the proposed merger when it becomes available.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

I want to refer you to the disclaimer slide in the presentation and remind you that certain statements made on this call are forward-looking statements that involve risks and uncertainties. These risks and uncertainties are discussed in more detail in CBS’ and Viacom’s filings with the SEC.

And now I will turn the call over to Bob.

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Good afternoon, everyone. Thank you for joining us. Today is a landmark moment where we are announcing the combination of CBS and Viacom, creating a global, multi-platform premium content powerhouse, one of the most important content producers and providers in the world. The combined company, which will be named ViacomCBS, brings together the powerhouse CBS, a leader in broadcast television, content production, first-run syndication as well as interactive and local media; Paramount Pictures, one of the most storied studios in Hollywood, a portfolio of global brands, including Nickelodeon, BET, MTV and Comedy Central that have shaped culture for nearly 4 decades; Simon & Schuster, a major force in consumer publishing; and Showtime, a premium brand that consistently pushes the boundaries of storytelling. Together, we will have a library of content with incredible breadth and depth across categories, demographics and geographies and an expanded capability to produce premium and popular content at scale. We’ll have greater reach, including through the largest television business in the United States, which strengthens our position and value creation capabilities with advertising and distribution partners. We will also have an extended portfolio of direct-to-consumer products, both subscription-based and ad-supported, a D2C ecosystem that will provide consumers with new forms of access to our premium content and one that will accelerate our growth. And we’ll be able to build on our international leadership positions in the U.K., Australia, Argentina, India and beyond for continued global expansion.

Make no mistake. This isn’t just about being bigger. Together, we, CBS plus Viacom, are also better. I’m honored to have the opportunity and look forward to leading ViacomCBS as its President and CEO. I thank the Boards of both companies for their support in this regard, and I’m excited to begin working with the extraordinary talent that is in place at these great companies.

In particular, I look forward to working with Joe Ianniello, an industry leader I have known for 20 years, who will lead the CBS-branded assets as Chairman and CEO of CBS; and with Chris Spade, who’s taking on the role as the combined company’s Chief Financial Officer. Both Joe and Chris will be speaking with you shortly on this call: Joe, to discuss his views on the transaction and what this means for CBS; and Chris, to take you through the financial terms.

But before that, let me start by telling you why I’m so excited about today’s announcement and what the combination of our assets will mean for our future. Simply put, the combined company will be one of only a few with the breadth and depth of content and platforms and the global reach to shape the future of the industry.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Let me highlight 4 points in particular: our premium content scale, our global leadership positions, our financial strength and our powerful strategy for growth. I’ll start with premium content scale. The combined company will draw on market-leading consumer brands and extensive content and IP library to maximize our position and value added in this business. Upon closing, we will have 1 of the largest libraries of iconic intellectual property, including more than 140,000 premium television episodes and over 3,600 film titles. Notably, this library reunites TV and film rights for some of our most popular franchises, including Star Trek and Mission: Impossible. And we see significant potential to better leverage these and other key properties across platforms and assets, including film, television, live events, recreation and consumer products. On top of this, we will have more than 750 series currently ordered to or in production across a portfolio of world-class studios, including CBS Television Studios, Paramount Television, Nickelodeon Animation and Viacom International Studios among others. We will also have Paramount Pictures, one of the world’s truly iconic Hollywood film studios, which has created and distributed feature-length entertainment globally for more than a century and which once again is on a roll.

It is true content scale. Scale that feeds all of our platforms, including our direct-to-consumer services and platforms of partners all around the globe. In fact, the combined company will be one of the largest content spenders in the industry with more than $13 billion spent in the last 12 months. The combined company will also benefit from important leadership positions globally with pole positions across broadcast and cable in U.S. and key markets around the world. We will have a global reach of more than 4.3 billion cumulative TV subscribers with major broadcast cornerstones in the U.S. with CBS and CW, in U.K. with Channel 5, in Argentina with Telefe, in Australia with Network 10, and in India with COLORS, and broader branded network distribution in over 180 countries. This is an unmatched portfolio.

In the U.S., our combined portfolio of broadcast, premium and cable networks will have the highest share of TV viewing among key audiences, including persons 18 to 49 and 25 to 54 as well as kids, African-Americans, Hispanics and more. We will also have strength in every category from news and sports to general entertainment to comedy and animation. And underpinning all of this will be global production and distribution facilities on 5 continents.

Furthermore, the combined company will also have significant financial strength with more than $28 billion in revenue, and we expect to benefit from the increased financial scale to drive significant and sustained investment in programming and innovation. This investment will be underpinned by our strong balance sheet, robust cash flow generation and intended investment-grade credit rating. Chris will talk to all this in detail in a moment.

Taken together, these points I just mentioned will drive our ability to execute a powerful three-part strategy for growth, a strategy that extends and amplifies those Viacom and CBS have already been successfully pursuing. Let me walk you briefly through each.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

The first part of our strategy is accelerating the growth of our D2C offerings. From the start, we will have a compelling portfolio of streaming products that include subscription and ad-based offerings. These include CBS All Access and Showtime OTT, which deliver premium branded content live and on-demand to millions of subscribers. They also include Pluto TV, the leading free streaming TV service in the U.S. as well as niche subscription products like Noggin and our forthcoming BET+. This mix creates a powerful D2C ecosystem, which will allow us to serve consumers at different price points while enabling portfolio cross-selling. This includes using our free ad supported offerings as a powerful traffic funnel, a consumer entry point to upsell from as well as a place where we can catch and continue to create value from consumers taking a pause from subscription services.

We also see significant cross-platform upside as the D2C portfolio benefits from the combined company’s content and marketing. And our expansive production capabilities and deep library assets have the potential to fuel a significant product that can be deployed all around the world, particularly as we’re able to take advantage of the international infrastructure that we already have in operation.

The second piece of our growth strategy is enhancing our distribution and advertising partnerships. Here, the headline is that the breadth and depth of our combined reach and IP will allow us to drive important new partnerships as well as expand existing ones. In terms of distribution, we’ll have a larger portfolio of services, adding more leverage to create value through partnership while simultaneously helping ensure we get fair value for all our services. Joe will talk more about that.

On the advertising side, we will be a first stop for advertisers and their agencies in the U.S. because of the audience we deliver, and our solutions orientation will become even more powerful for our partners as we apply our differentiated advanced marketing solutions across the combined portfolio at scale, including an addressable, branded content, influencer marketing and experiential. Remember, regardless of platform, we will be delivering these effective solutions in a safe premium environment, and we will be doing it in combination with the largest television audience in the U.S.

And the third part of our strategy is that we’ll be creating a leading producer and licensor of premium content to third-party platforms globally. Boosted by the strength of our combined library and production capabilities, we’ll be able to feed escalating demand for third-party content, serving a diverse global customer base, including MVPDs like Comcast and Charter, broadcast and cable networks like Fox and TBS, subscription and ad-supported streaming services like Netflix and Disney+, mobile providers like Telefónica, and social platforms like Facebook Watch. And this is just the beginning.

Today, our affiliate and license business drives more than $13 billion in combined revenue, and we believe we can do even more together as we serve the tremendous appetite for the content we create. It’s clear that the distinct strengths of our combined company provide an excellent base from which to build, and we have a strategy for doing just that.

Now I’d like to turn it over to Joe.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Joseph R. Ianniello CBS Corporation - President & Acting CEO

Thanks, Bob, and good afternoon, everyone. 20 years ago, as Bob and I both remember well, CBS and Viacom merged. Over the weekend, I went back and looked at the merits of that deal, and it was interesting how many of them still applied today, powerful brands and world-class content coming together to make each company stronger. Today, the opportunities are only that much greater. Technology has changed how and when people interact with content, enabling a new kind of relationship with consumers like we’ve never had before. And so now as we recombine, I look forward to the way we will grow these great companies in an environment where scale is becoming more and more important all the time.

For CBS’ part, in March of 2016, we laid out an investment strategy that outlined 4 main areas of growth for the future. We call them our pillars of growth. Today’s deal makes each of those pillars lead to even bigger opportunity and accelerates their growth. The first area we talked about was retrans and reverse comp or affiliate fees. CBS and Viacom together will have a 22% share of television viewership. Yet right now we only receive 11% of the industry’s affiliate fees that are paid to content providers. This means the combined company will have tremendous upside in our affiliate revenue.

The next 2 pillars of growth we introduced back in 2016 were direct-to-consumer streaming and international. This deal will allow us to share our premium content and marquee brands in order to drive growth in both these areas. Just think about getting content from Nickelodeon, BET, MTV and Comedy Central to CBS All Access and Paramount movies to Showtime. And also imagine our AVOD properties like CBS sports HQ and ET Live being added to Pluto. Plus all of this will increasingly be done on a global basis where the combined company will have the best of both worlds, premium U.S. programming that seamlessly travels across borders and hundreds of thousands of hours of locally produced international programming, all available with a click of a button.

The final pillar of growth we laid out was audience monetization. CBS and Viacom will have the largest reach of any media company in the country. And when you combine that reach with our targeting capabilities, the advanced advertising opportunity we’ll have together will far be greater than we would have from either company alone. So this merger is entirely consistent with CBS’ long-term growth strategy, and it will clearly be built upon us as the global multi-platform premium content company. Now as for me, I’m excited to be able to get even closer to the CBS operations that I care so much about. This includes the CBS Television Network, the #1 network in America; CBS Sports with the NFL, the SEC, March Madness and the Masters; CBS News with its quality broadcast journalism, including the #1 news show in the business, 60 MINUTES; CBS Television Studios, a content production powerhouse that is licensing more and more shows all the time; CBS Interactive, a top 10 interactive business that includes All Access and our growing OTT platforms; our local media businesses, which operates 28 television stations in the nation’s largest markets; and a syndication arm that has 8 out of the top 10 shows on television as well as our interest in CW.

But most importantly, I get to continue to work with the most talented people in the business. I want to thank all of our employees for operating at such a high level during these last several months as we continue to deliver outstanding results. I couldn’t be more proud. And now CBS and Viacom will come together under a single vision to accelerate our growth as one of the leading media companies in the world. Before I turn it over to Chris, I also want to take this opportunity to thank CBS’ Board of Directors who took the time to be thorough and thoughtful during this entire process.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

And with that, next up is our terrific CFO, Chris Spade, who’s going to give you some more details about the transaction. Chris?

Christina Spade CBS Corporation - Executive VP & CFO

Thank you, Joe, and good afternoon, everyone. As you heard, this is a great day in the history and the future of both CBS and Viacom. The combination of these 2 leading premium content companies gives us increased financial scale to innovate and compete in a rapidly changing media landscape. And by continuing to invest in our premium content, our direct-to-consumer services, our international expansion and our advanced advertising capabilities, we have the right strategy in place to grow and create long-term value for our shareholders.

Now let me give you some highlights about the merger. As you can see on Page 14 of our presentation, CBS and Viacom have agreed to merge in an all-stock transaction valued at more than $48 billion. Under the terms of the deal, each Viacom Class A voting share and Class B nonvoting share will convert to 0.59625 of a Class A voting share and Class B nonvoting share of CBS, respectively.

As a result, CBS shareholders will own approximately 61% of the combined company and Viacom shareholders will own approximately 39%. National Amusements will own 79.4% of ViacomCBS’ Class A voting shares and 10.1% of the combined Class A and Class B nonvoting shares. We expect the merger to close by the end of the year subject to the approval of CBS and Viacom Class A shareholders, regulatory approvals and customary closing conditions.

National Amusements has agreed to vote its Class A voting shares in both CBS and Viacom in favor of this transaction. The combination of CBS and Viacom substantially increases our financial strength, expanding on our ability to invest and grow in a scale that we respectively could not do on our own. On a trailing 12-month basis ending June 30, CBS and Viacom had combined revenue of more than $28 billion and adjusted OIBDA of $6.3 billion with a debt-to-OIBDA ratio before cost savings of 2.8x, giving us a strong investment-grade balance sheet.

The deal will be accretive to EPS in the first year after closing. In addition, we anticipate $500 million of annualized run rate cost synergies within 12 to 24 months of closing, which will drive strong free cash flow generation. The merger will also dramatically increase the power of our content, especially when you consider a terrific lineup of content franchises and iconic brands. Together, we spent a combined $13 billion on programming, which puts us in a stronger competitive position globally to produce or acquire top quality content. And we will continue to use our success-based investment approach to drive increases in subscription, affiliate and advertising and content licensing revenues.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Going forward, we believe the highest and best use of our cash is to invest in our premium content, our direct-to-consumer platform and our advanced advertising capabilities, which are where we see our biggest growth opportunities. And as a leading global multi-platform premium content company, we will also explore strategic transactions that enhance our content portfolio, accelerate our direct-to-consumer growth and strengthen our international footprint. In addition, we expect ViacomCBS will pay a modest dividend. We will do all of this while maintaining our investment-grade rating.

So this is an exciting day for ViacomCBS and our shareholders. With our powerful content franchises, growing direct-to-consumer platform, strengthened affiliate and advertising partnerships, and expanding global licensing opportunities, we feel very good about our future as a leading global multi-platform premium content company.

And with that, I’ll turn it over to Anthony.

Anthony Joseph DiClemente CBS Corporation - EVP of IR

Thanks, Chris. Operator, let’s take our first question please.

QUESTIONS AND ANSWERS

Operator

Our first question comes from the line of Ben Swinburne with Morgan Stanley.

Benjamin Daniel Swinburne Morgan Stanley, Research Division - MD

I guess for Bob and Joe, however you guys want to take it, I have 2 questions. One is obviously this has been a merger that has been talked about and written about for a long time, and I’m just wondering if you think there’s one thing maybe the market isn’t appreciating about the opportunities in front of the combined entity that you want to just sort of make sure we’re focused on. And secondly, the company spend, as you highlighted, I think $13 billion on programming on an LTM basis, as a combined company, does that grow faster as you look forward? I’m just trying to think about how accelerating direct to consumer translates specifically into the business as you look at that key strategic initiative for you.

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Yes. Sure, Ben. Let me start here. So this transaction creates one of the most important content companies in the world and positions us to be a global leader in D2C. You look at it together, our strengths include a powerful portfolio of consumer brands, spanning all content categories and demographics, an iconic library of TV and film titles, extensive production capabilities and assets, one of the few major film studios operating on a global basis, a diverse and fast growing portfolio of D2C offerings, and truly global reach across billions of TV subs all around the world, including the largest television business in the U.S., all with financial strength to enable significant sustained investment in content and innovation. So it’s an incredible combination. And you look at our three-part strategy for growth whether that’s our D2C leg, where we see real accelerants through the combination

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

of this ad-supported and subscription portfolio reinforced by the broader content collection, whether that’s our leadership positions all around the world, driving, expanding ad and distribution partnerships or a third leg, which is all about being one of, if not, the most significant content suppliers to third parties in the world. I think as the market steps back and reflects on this, they will see the true value in the company that we’re creating. And I have to say, as the person being named CEO to run it, I’m tremendously excited about the road ahead and the value we’re going to create.

Anthony Joseph DiClemente CBS Corporation - EVP of IR

You want to take the content spend question?

Christina Spade CBS Corporation - Executive VP & CFO

Sure. So your question was the $13 billion grow faster. Relative to both companies, when you look at the combination, it improves our financial scale. So we have a bigger pool of financial resources against which we can draw from. And we’re going to continue to be thoughtful and deliberate about how we best prioritize our spending. So we really want to make sure that we maximize and drive our revenue growth but also maximize our free cash flow conversion.

Operator

Our next question comes from the line of Jessica Reif Ehrlich with Bank of America Merrill Lynch.

Jessica Jean Reif Ehrlich BofA Merrill Lynch, Research Division - MD in Equity Research

I have 2 questions. First, you talked about the synergy, the cost synergy but a rich line of potential revenue synergy. Can you be more specific on that side of it? And what do you think the time frame is to recognize that? And secondly, on capital allocation, it’s clear that you’ll be — have a very strong balance sheet historically with strong free cash — both of you have strong free cash flow characteristic. Can you talk about your leverage target? Chris alluded to potential acquisitions in her comments. What assets do you feel like you’re missing? And can you just talk about that capital allocation. It would be great.

Joseph R. Ianniello CBS Corporation - President & Acting CEO

All right. Jessica, it’s Joe. Let me go first. I’m going to go on the synergies. Look, obviously, there is — the reason we do this deal is there’s tremendous revenue synergy in front of us. I think I tried to highlight on the affiliate side when we have 22% of TV viewership yet receiving 11% of the dollars, there’s significant revenue upside that we should be going after. That’s prong 1. Number two, on our D2C ambitions, as we have said previously, 25 million subscribers, when you think about that with Viacom’s content on a global basis, that gets us really excited about where that number can grow. And the third piece, on advertising, again with that largest share of television viewership and the targeting capabilities, advertising now becomes an area of significant growth. So the 3 key types of revenue, affiliate and subscription, direct to consumer and advertising, we see billions of dollars of upside that we can achieve over time.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Christina Spade CBS Corporation - Executive VP & CFO

Okay. Jessica, for the other question, I’m going to start from the bottom up. So for — relative to what assets are missing, I mean we’re not really missing any assets at this point. This combination really strengthens our portfolio and is complementary in a lot of ways as we’ve discussed. But having said that, both Viacom and CBS independently, we explore everything. There’s a lot happening in the marketplace. It’s moving at a dynamic rate. So we feel that we will be — assess everything and explore everything as we’ve done in the past.

Relative to capital allocation, clearly, this agreement and merger improves our financial scale and also our overall credit profile of the combined company. Our businesses are bigger and more diverse and more global. So it’s our key priority to maintain the strength and financial flexibility of our balance sheet, and it’s our goal to also maintain the strong investment-grade rating.

Operator

Your next question comes from the line of Alexia Quadrani with JPMorgan.

Alexia Skouras Quadrani JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Maybe one for Joe, one for Bob. I guess, Joe, could you just dig in a bit further on your recent comments on the revenue synergies? I mean just specifically looking at advertising and the affiliate deals, I assume both ad sales and affiliate deals with distributors will eventually be done jointly. And can you make the distribution deals coterminous? And then for Bob, you highlight scale and size as a big benefit and obviously appears to be. I guess now are you big enough after this deal? Or is there potentially more to come?

Joseph R. Ianniello CBS Corporation - President & Acting CEO

Sure, Alexia. Let me — this is Joe. I’ll start. Look, obviously, we’re going to go to market jointly. I mean the whole purpose of the merger was to come under one single vision, so we’re going to bring all of our revenue folks together to drive that scale. So we do have some deals that are coterminous already, but obviously, as we cycle through renewals, we will be doing that collectively. I think again on the advertising piece, obviously both companies just concluded their recent upfront. So I think where you’ll see significant opportunity is really next year’s upfront in 2020, which we’ve got right around the corner. So you’re going to see this ad sales team really think about how we go to market, what we deliver, the metrics we deliver beyond just demographics. So again, really hard to quantify but when we just look at the scale and the size, that’s why I say it’s billions. And again, it’s — there’s definitely huge opportunities and it was really the driving force behind the deal that made so much sense.

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Yes. And just to amplify and then move to the second part, again, the parts here, while we’ve sized this $500 million cost number, we haven’t put a specific revenue number out there. But as Joe says, there’s tremendous opportunity here, and we’re very much looking forward to unlocking it.

In terms of the broader landscape, we view this combination as really creating a very strong global multi-platform premium content company. We, in our prepared remarks, talked about some of the attributes of that and the strategy we’re going to embark on that — embark on to unlock value. In terms

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

of the broader landscape, one of the benefits, and Chris articulated this as well, is the financial position we’re going to be in as a combined company, both in terms of cash flow generation and balance sheet. And look, as indicated, both of us continue to look at opportunities in the marketplace and have executed on some of those in the past. This is something we’re going to continue to do. Speaking from Viacom’s perspective, we have done deals that have been effective accelerants to our strategy. And that’s something that we are going to look to on a combined company basis.

So I don’t think it’s gaps per se, but I do believe as the marketplace recognizes the value of the company, and to the earlier question, one of the other big things this deal does is take a big uncertainty off the company, which was an overhang. We will be very well positioned to exploit those opportunities.

Operator

Your next question comes from the line of Michael Nathanson with MoffettNathanson.

Michael Brian Nathanson MoffettNathanson LLC - Founding Partner & Senior Research Analyst

I have 2, 1 for Bob, 1 for Joe. So Bob, you’re very clear in the beginning about your flagship 6 strategy and where you wanted to focus on. But now you’re going to get CBS brand, strong sports and news identities. Do you see converting any of your longer-tail cable networks in Viacom to more of a CBS-branded network? Is that something that guys considered? That’s one. And then for Joe, you’ve been historically a very, very aggressive seller of your rights internationally, in part, because you guys didn’t have very good footprint internationally. It also made good sense. But now that you’re getting a much bigger international footprint, which include TV moving internationally, do you then reconsider your interest in selling to third-party networks abroad versus keeping your own networks that you guys will then own upon the combination?

Robert Marc Bakish Viacom Inc. - President, CEO & Director

So sure. Let me start. So a couple of things. One is the flagship strategy was about focusing overwhelmingly on — it was about prioritization and true multi-platform expression. SO on the focus side, it was about focusing our resources overwhelmingly on a subset of our brands versus the long tail. So that’s a step we’ve already taken, and obviously the multi-platform expression goes to what we’re doing in the film space, the event space, the social media space, et cetera. The other thing I’d say about is think about what we did as Viacom with Channel 5 in the U.K. where we added a broadcaster to a constellation of pay TV networks. We then did the same thing in Argentina with Telefe. In both of those cases, we saw value on the distribution side, on the advertising side, on the cross-promotion side and on the content side. But we continued, obviously, to operate a portfolio of pay networks. So I look at the U.S. in many respects as that in — on steroids, if you will, where there’s a tremendous opportunity to take advantage of these assets in combination. But that doesn’t mean that the pay assets, these flagship assets don’t have real value going forward. Again, these are assets that have driven culture for the past 4 decades. They are at the really beginning of living a true multi-platform life and I think the combination with CBS drives that further faster.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Joseph R. Ianniello CBS Corporation - President & Acting CEO

And Michael, on your second point, look, I think in the foreseeable future, you’re going to continue to see us sell licensed content internationally and domestically quite frankly. But obviously, we want to build a global direct-to-consumer business. So we’re going to make sure we have enough content, as you said — as Bob said, 140,000 hours of television library, producing hundreds of thousands of hours each and every day around the world. We have a plethora of content really to fill our own offering, but so — but I do see, as we laid out the three-pronged approach, we will continue to license third-party content. Well, obviously, they’ll movie. They’ll be TV shows. So we’re going to maximize the value for each one of those franchises. But again, the longer term, obviously, the aspiration is to have global subscribers and really connect to the consumer.

Operator

Your next question comes from the line of Michael Morris with Guggenheim.

Michael C. Morris Guggenheim Securities, LLC, Research Division - MD and Senior Analyst

A couple of questions. First, how soon can the Viacom content be available to be used on All Access? Are there any limitations there? How are you think about the different Viacom brands and how they would work with that? Do you anticipate any change in price for All Access? And Joe, just on your earnings call, you spoke about adding some kids programming. Obviously, you’ll have a lot more access to that now. When you think about that growth trajectory that you were own at All Access and how that’s going to help, could you give us any maybe frame of reference for how much more this could sort of give you a tailwind to pursue it, that opportunity you already saw there?

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Yes, sure. Let me start, Michael. So as I outlined in my prepared remarks, there’s really 2 components of the value creation play in D2C at least domestically, 1 being this notion of creating a D2C ecosystem, which spans ad-supported and a portfolio subscription and kind of the back and forth of consumers across both; and the second, being the reinforcing of that portfolio through the combined company’s content breadth. And again, that could be CBS. It will be CBS content on our free ad-supported service, Pluto, and Viacom content on a subscription basis. There is nothing at all preventing us from moving forward in terms of beginning to unlock that opportunity in the very near future. Obviously, it’s something that we will build on over time. But this is — there is some low-hanging fruit there that we will seek to pick quite soon.

Joseph R. Ianniello CBS Corporation - President & Acting CEO

Yes. And Michael, I would add, look, we want to make sure All Access is competitively priced, so we’re going to continue to drive subscribers. But clearly, the value proposition for under $10, live linear programming, thousands — tens of thousands of hours of library content, catch-up viewing, slate of originals, we think it’s a compelling offer for consumers. Now you add kids programming to that and we — we were talking about on our earnings call 1,000 hours of kids programming. Well, now we just — we have the best in the world, the #1 kids brand in the world. So we think it’s been — kids program was a huge opportunity really to drive subs, so obviously, Michael, we’re looking at the 25 million and we’re

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

looking at the global subscribers and we’re seeing how high is high. But we’re going to be slow and steady. We’re going to keep our eye on the price, but this is a tremendous opportunity for our shareholders.

Operator

Your next question comes from line of Marci Ryvicker with Wolfe Research.

Marci Lynn Ryvicker Wolfe Research, LLC - MD of Equity Research

Just want to clarify the $500 million synergy number. Is that after reinvestment in content? And then secondly, just to follow up on Alexia’s question. How long does it take you to get all of your contracts coterminous? I remember at one point, I don’t know if it was the first time or the second time we thought a merger was coming, but I thought I remember hearing that it would take 5 years to cycle through everything.

Christina Spade CBS Corporation - Executive VP & CFO

Marci, thanks for your question. It’s Chris. So for the $500 million content synergies, yes, that’s net. So we believe we’ll invest in our business and we’ll still deliver $500 million to the bottom line. In terms of the timing of that, we feel a fair portion of it will be realized in the first 12 months with the 100% of it being realized within the 24 months or earlier than that.

Robert Marc Bakish Viacom Inc. - President, CEO & Director

And just before Joe goes on the second question, just on the synergies just to be very clear, the $500 million number exclude — does not include anything in the content or marketing space. These are noncontent and marketing costs, so just to be clear.

Joseph R. Ianniello CBS Corporation - President & Acting CEO

Yes, Marci, and then you asked about how long does it take to sync. More and more, we’re doing 3-year deals. I think market historically was 5-year deals, so it’s up a little longer. We like 3-year deals because we get another bite of the apple quicker. So I think you can assume we’re going to be able to reset that quicker.

Operator

Your final question comes from the line of John Hodulik with UBS.

John Christopher Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

Just a couple of quick clarifications. First of all, Bob, following up on that last comment on the $500 million in synergies not being content or marketing. Does that suggest that there could be additional upside above the $500 million? And I guess to reiterate, does that $500 million fall to the bottom line? Or will there be sort of other expenses that sort we don’t see that full $500 million in the sort of combined P&L? And then secondly on the D2C strategy, obviously you guys are going to have a lot of D2C platforms, putting them all together. First of all, will these platforms be managed together? Any thoughts to potentially combining some of them? Do any synergies come from that area? And any thought to sort of breaking that out as a separate segment?

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Christina Spade CBS Corporation - Executive VP & CFO

Sure. I’ll take the first question, John. So relative to the synergies, I mean we really believe strongly in the strategic and financial merits of this transaction. Over time, we’re not just going to drive the cost savings but we’re going to be able to better serve the global consumers with a wider array of premium content over multiple platforms. So as you know, both companies were proven innovators and scale will only accelerate our innovation to the consumers’ benefit. So clearly, we will have more revenue benefits with that, and we do feel, like Bob said, the $500 million is not content or marketing, but it’s all the other costs. But also when you look at the synergies, both companies independently have made strides in cutting costs and realizing savings. So we’ve also taken that into consideration when we did our bottoms-up approach to developing a synergy number.

Robert Marc Bakish Viacom Inc. - President, CEO & Director

Yes. And just to your second question, John, in terms of how we’re going to manage D2C side and the other synergies going forward, as I said, we look at this as an opportunity to attack a consumer market, which is segmenting. There’s a free part of the market. There’s obviously a subscription part. We think we have multiple plays in the subscription part, which we can co-market, cross market. So we will be looking at that in an integrated way. Obviously, we also believe in brands and brand identities. So rest assured, we’re going to go at the space in a very coordinated way, leveraging the unique assets we have, and we’re tremendously excited about that. In terms of synergies, I wouldn’t focus on that. This is a growth opportunity, and it’s all about top line and subscribers, et cetera.

Now with that, I just wanted to wrap up. I want to emphasize that at the heart of this combined company will be premium multi-platform content produced at scale around the world, feeding our platforms and our partners. CBS and Viacom are 2 companies that share not just a common heritage but a common culture built around content that drives strong connections with consumers and partners alike. That culture drives and will continue to drive everything we do.

Today is a great day for ViacomCBS. Together, we will do more than we could have done on our own. But it’s bigger than that. All of our stakeholders will benefit because it’s also a great day for our commercial and creative partners with whom we’ll be able to expand our relationships. For our incredible Viacom and CBS employees who together will help shape the future of media; for our shareholders who stand to benefit from the enhanced scale and synergies from the combined asset base; and of course, for consumers all around the world who will have an increasingly wide range of access to the expanding depth and breadth of content this company will offer, we couldn’t be more excited about the company we’re creating and the opportunities ahead. Thank you for your time. We look forward to updating you in the future as this journey unfolds.

Anthony Joseph DiClemente CBS Corporation - EVP of IR

Thank you all for joining us. This concludes today’s call.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Operator

Ladies and gentlemen, this concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS and Viacom will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS. CBS and Viacom may also file other documents with the SEC regarding the proposed transaction.

This document is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement/prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

Participants in the Solicitation

CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC. Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and information regarding directors and executive officers will be included in the registration statement on Form S-4 or other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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AUGUST 13, 2019 / 8:30PM GMT, CBS Corp and Viacom Inc to Combine - Conference Call

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